Exhibit 99.1

Press Information

December 17, 2014

Philips to acquire Volcano to expand global leadership position in image-guided therapy market

•	Philips to acquire Volcano for USD 18.00 per share; total transaction value of USD 1.2 billion (approx. EUR 1 billion), inclusive of Volcano’s cash and debt

•	Agreement to acquire Volcano, a global leader in catheter-based imaging and measurement solutions for cardiovascular applications, advances Philips’ focused strategy in image guided therapy

•	Volcano provides proven clinical development and commercialization capabilities for Philips’ next generation of imaging and measurement technologies

•	Philips expects the transaction to accelerate sales growth as combined business is optimally positioned to address unmet needs in EUR 4 billion image-guided therapy market

•	Transaction expected to be accretive to Philips EPS by 2017 driven by revenue and cost synergies

Amsterdam, the Netherlands and San Diego, CA, US – Royal Philips (NYSE: PHG; AEX: PHIA) and Volcano Corporation (NASDAQ:VOLC), a global leader in catheter-based imaging and measurement solutions for cardiovascular applications, today announced that they have entered into a definitive merger agreement. Pursuant to the agreement, Philips will commence a tender offer to acquire all of the issued and outstanding shares of Volcano for USD 18.00 per share, or a total equity purchase price of USD 1 billion (approx. EUR 800 million), to be paid in cash upon completion. The board of directors of Volcano has unanimously approved the transaction and recommends the offer to its shareholders. The transaction is expected to close in the first quarter of 2015.

In the last few years, Philips has created a leading image-guided therapy business through strategic investments in R&D, partnerships and technology licenses. Today, Philips has a rich portfolio of interventional imaging equipment, navigation tools, and services, and a sizeable global customer base, including each of the top 50 U.S. Heart Surgery and Cardiology hospitals. One in every three interventional X-ray systems sold globally is a Philips system. These systems provide the visual maps that allow the clinician to guide thin, tube-shaped instruments called catheters through the body, to the area of interest and perform the minimally invasive treatment.

In image-guided treatments of the heart and blood vessels, there is an increasing trend to use advanced catheters that are capable of producing ultrasound images of the interior of blood vessels (intravascular ultrasound or IVUS) or perform blood flow measurements (fractional flow reserve or FFR). There is a growing body of clinical evidence that the use of such technologies in conjunction with interventional X-ray helps improve procedural outcomes.

With 2013 sales of approximately USD 400 million, San Diego, California-based Volcano is a leader in catheter–based imaging and measurements for minimally invasive diagnostics and treatment of coronary artery disease and peripheral vascular disease. Volcano is the only company in the industry with a leading position in

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both IVUS imaging and FFR measurements. In addition, the company possesses the broadest product portfolio around these two technologies, a leading IP position and a nascent peripheral vascular therapeutics business that targets a segment with a double-digit growth rate.

The combination of two industry leaders will create new sources of recurring revenue streams and increase sales growth for Philips in the EUR 4 billion image-guided therapy market opportunity. Sales growth will be accelerated through Volcano’s close customer relationships associated with its disposable products and channel synergies that will create cross-selling opportunities between both companies’ existing customer bases. Furthermore, the combination of Volcano’s proven clinical development and commercialization capabilities with Philips’ next generation of imaging and measurement technologies, will allow Philips to introduce new solutions in higher growth segments such as the minimally invasive treatment of heart rhythm disorders and structural heart diseases. These are promising segments growing at double-digit rates.

“The agreement to acquire Volcano significantly advances our strategy to become the leading systems integrator in image-guided therapies,” said Frans van Houten, Chief Executive Officer of Royal Philips. “Volcano’s impressive and unique product portfolio is highly complementary to our strong offering in live image-guidance solutions, creating an opportunity to accelerate the revenue growth for our image-guided therapy business to a high single-digit rate by 2017. Our combined sales forces will be able to capture immediate cross selling opportunities, while our joint R&D teams will be able to develop new solutions to address significant unmet needs in the minimally invasive treatment of cardiovascular diseases.”

Mr. Van Houten added: “Image-guided therapies provide significant benefits for healthcare systems and patients, including reduced patient trauma, shorter recovery times and hospital stays, and lower costs. As a result, our clinical partners and customers are asking for a tighter integration of imaging and measurement technologies to enable such therapies. This transaction allows us to provide our customers with an integrated solution to improve procedural outcomes at a decisive stage in the health continuum.”

“I am very excited that Volcano will become part of Philips and join forces with its leading image guided therapy business,” said Scott Huennekens, Volcano President and Chief Executive Officer. “This transaction will be beneficial for our shareholders, customers, partners and employees. There is a large and growing global market opportunity for image-guided therapies, and as part of Philips, we gain the scale and resources needed to accelerate our goals of improving patient outcomes on a global basis, lowering cost and delivering innovative diagnostics and therapies in the coronary and peripheral markets. In addition, our shared expertise in the image-guided therapy market will allow us to further globalize our leading IVUS and FFR product offerings and enter new product areas. We look forward to working closely with Philips and ensuring a smooth transition and closing.”

Upon completion of the transaction, the Volcano business and its 1,800 employees will be part of a dedicated, new image-guided therapy business group within Philips, which will be led by Philips executive Bert van Meurs, an experienced leader in the health care industry with a proven track record in the image-guided therapy market.

Financials

The acquisition will create a strategically and financially compelling combination that will provide higher growth, additional operating leverage through more productive sales operations, and enhance commercialization opportunities in new, adjacent segments. Philips will drive operational performance improvements through cost synergies and the implementation of proven productivity improvement methodologies such as Lean. As a result, the transaction is expected to be accretive to Philips’ reported earnings per share by 2017, and Philips targets an EBITA margin for its image-guided therapy business group of around 20% by 2017.

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The transaction is structured as a cash tender offer by Philips for all of the issued and outstanding shares of Volcano, to be followed by a merger in which each share of Volcano not tendered in the tender offer will be converted into the USD 18.00 per share price paid in the tender offer. Pursuant to the merger agreement, the transaction is subject to customary closing conditions, including certain regulatory clearances in the US and in certain non-US jurisdictions. The tender offer is not subject to any financing conditions. Philips intends to finance the acquisition through a combination of cash on hand and the issuance of debt.

For further information, please contact:

Philips:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Joost Akkermans

Philips Group Communications

Tel: +31 6 3175 8996

E-mail: joost.akkermans@philips.com

Volcano:

Jacquie Keller

Media Relations, Volcano Corporation

Tel: +1 858-720-4142

Email: jkeller@Volcanocorp.com

Neal Rosen

Investor Relations, Volcano Corporation

Tel: +1 650-458-3014

Email: nrosen@Volcanocorp.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2013 sales of EUR 23.3 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Volcano Corporation

Through its multi-modality platform, Volcano is the global leader in intravascular imaging for coronary and peripheral therapeutic devices. The company’s broad range of technologies makes imaging and therapy simpler, more informative and less invasive and offers physicians and their patients around the world with industry-leading tools that aid diagnosis and guide and provide therapy. Founded in cardiovascular care and expanding into other specialties, Volcano is focused on improving patient and economic outcomes. For more information, visit the company’s website at www.Volcanocorp.com.

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Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger, and certain forward-looking statements regarding Volcano, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this release (the “Transactions”) will be completed or will be completed when expected. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates,” “projects,” “potential,” “continues” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “should,” “would,” “might” or “will” be taken, occur or be achieved. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived; (ii) uncertainties regarding the two companies’ ability to successfully market both new and existing products; (iii) uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; (iv) uncertainties as to the timing of the tender offer and merger; (v) uncertainties as to how many of Volcano’s stockholders will tender their stock in the tender offer; (vi) the possibility that competing offers will be made; (vii) the failure to complete the tender offer or the merger in the timeframe expected by the parties or at all; (viii) the outcome of legal proceedings that may be instituted against Volcano and/or others relating to the Transactions; (ix) Volcano’s ability to maintain relationships with employees, customers, or suppliers; (x) domestic and global economic and business conditions; (xi) developments within the euro zone; (xii) the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; (xiii) legal claims; (xiv) changes in exchange and interest rates; (xv) changes in tax rates, raw materials and employee costs; (xvi) the ability to successfully exit certain businesses or restructure the operations; (xvii) the rate of technological changes; (xviii) political, economic and other developments in countries where Philips operates; (xix) industry consolidation and competition; and (xx) other risk factors described in Volcano’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (“SEC”). Any forward-looking statements in this release are based upon information known to Philips on the date of this announcement. Neither Philips nor Volcano undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Volcano or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Volcano. The offer to purchase shares of Volcano common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

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CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Clearwater Merger Sub, Inc., a wholly owned subsidiary of Philips Holding USA Inc., which is a wholly owned subsidiary of Royal Philips, and the solicitation/recommendation statement will be filed with the SEC by Volcano. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.